January 12, 2007

Robert Steele
Chief Executive Officer
Quintek Technologies, Inc.
17951 Lyons Circle
Huntington Beach, CA 92647

Re: Quintek Technologies, Inc.
         Amendment No. 1 to Registration Statement on Form SB-2
         Registration No. 333-138301
         Filed on December 14, 2006

Dear Mr. Steele:

       This is to advise you that we have performed a limited review of the above registration statement and have the following comments. We will not conduct any further review of the registration statement, except for any amendments you file in response to our comments.

General

1. We note your response to our prior comments. Please revise the registration statement throughout, including the prospectus cover page and the beneficial ownership discussion to reflect the amount of the reduction in size of the offering.

2. We note that you still have comments outstanding from our review of the company's Form 10-KSB for the year ended June 30, 2004. We will need to clear these comments before the Form SB-2 can be brought effective.

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Eric McPhee at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: James Turner, Esq. (via facsimile)
        Gregory Sichenzia, Esq.
        Sichenzia Ross Friedman Ference LLP